

April 28, 2015

Via E-mail
Jeffrey M. Leiden
President and Chief Executive Officer
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210

> **Re:** **Vertex Pharmaceuticals Incorprated**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 000-19319**

Dear Mr. Leiden:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Business
Collaborations, pages 7-8

1. We note your disclosure regarding your 2014 collaboration agreements with BioAxone Biosciences, Inc. and Janssen Pharmaceuticals, Inc. These agreements appear material to your business. Accordingly, please file each of these agreements as exhibits to your annual report as required under Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alla Berenshteyn at (202) 551-4325, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director